Exhibit 1.02

Riverbed Technology, Inc.

Conflict Minerals for the Year Ended December 31, 2013

This report for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the Rule). The Rule was adopted by the Securities and Exchange Commission (SEC) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank Act). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. Conflict Minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (3TG). These requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not they fund armed conflict.

1. Company Overview and Conflict Minerals Policy

Riverbed Technology, Inc. (“Riverbed”) provides products and services that enable location-independent computing. Those products include hardware computing appliance products and accessories used for the optimization and management of wide area networks. Riverbed contracts with multiple suppliers for the manufacturing of those hardware appliances. To address conflict minerals risk in that supply chain, Riverbed has adopted the following conflict minerals policy:

Riverbed is committed to reducing the use of conflict minerals in its electronics supply chain through compliance with the Securities and Exchange Commission’s Conflict Minerals Rule, which is based in the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2012. All Riverbed subsidiaries, employees, and contractors, wherever located, must comply with all applicable provisions of the Conflict Minerals Rule. Riverbed has formed a cross-functional team to inquire into its suppliers’ supply chain practices, implement a comprehensive due diligence process, and share reports with the SEC, its customers, and the public in 2014. Riverbed is utilizing the Electronics Industry Citizenship Coalition Conflict-Free Sourcing Initiative guidance to conduct supplier inquires.

2. Description of Due Diligence

Riverbed has designed and implemented a formal due diligence process to investigate the source and chain of custody of the “conflict minerals” used in Riverbed products. That process, the Riverbed Conflict Mineral Due Diligence Process (the “Process”), conforms to the “OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition”1. Riverbed has established a strong company management system to administer the Process: a cross-functional Conflict Minerals Committee (the “Committee”). The Chief Financial Officer of Riverbed is the Executive Sponsor of this Committee, which is composed of senior management representatives from Riverbed’s Operations and Legal departments.

Riverbed applies this Process to all Riverbed products that are manufactured by a supplier (as defined in the Process) and sold to Riverbed, which Riverbed then offers for sale to its customers. Riverbed contracts all hardware manufacturing activity to those suppliers. Riverbed does not own or operate any factories.

[1]	Available at http://www.oecd.org/corporate/mne/mining.htm

To identify and assess the conflict mineral risks in the supply chain, Riverbed’s Process requires its suppliers to declare on a bi-annual basis, for the products that they sell to Riverbed, the content of conflict minerals in those products. To respond to any such identified risks, the Process also defines how and when Riverbed should submit additional requests in the event that a supplier fails to respond, and how Riverbed should assess the accuracy and completeness of supplier responses, including whether additional inquiries are warranted.

3. Product Description

Riverbed contracts with its various suppliers for manufacture of multiple lines of hardware computing appliances. In size and shape, they are comparable to standard network servers. The technical specifications for these products are available at www.riverbed.com. As with all physically comparable hardware computing appliances, Riverbed hardware appliance products may include columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives tantalum, tin, and tungsten. These minerals may be present in the products’ components, accessories, and/or housing.

4. Mineral Processing Facilities and Efforts to Determine Origin

Riverbed does not contract with operators of facilities that process the minerals used in its products. In the supply chain, Riverbed is a “downstream” company, in that it is several tiers removed from smelters or refiners and has no visibility beyond its direct supplier to companies in the upstream supply chain, in part because suppliers may consider their sub-suppliers’ information confidential. Furthermore, Riverbed has no direct visibility to smelters or the mines of origin. Riverbed does not make purchases of raw or unrefined minerals, nor does it contract with any suppliers in the Democratic Republic of the Congo (“DRC”) or the countries that adjoin the DRC. To determine the mine or location of origin of minerals used in its products, Riverbed is dependent on its direct suppliers to provide that information. Accordingly, Riverbed’s efforts to determine mineral origin have focused on inquiries to those suppliers.

-Scope: During the 2013 reporting period, Riverbed determined that it would be feasible to query all of its direct suppliers of hardware appliances. Riverbed submitted conflict mineral queries to all suppliers both during the reporting period and afterwards.

-Form: Riverbed utilized the Electronic Industries Citizenship Coalition (EICC) Conflict Minerals Reporting Template2, and has requested that each of its direct hardware appliance suppliers complete that form, which includes a standardized list of smelters, along with mineral-specific questions regarding use and origin.

-Results: As of May 21, 2014 Riverbed has obtained responses from 100% of queried suppliers. More specifically, all queried suppliers have provided a completed EICC Conflict Minerals Reporting Template, the strongly preferred format. In conformance with Riverbed’s Process, Riverbed reviewed those responses and, in some cases, requested additional information or clarification. In particular, Riverbed sent additional requests for product-specific and component-specific information regarding indirect suppliers.

[2]	Available at http://www.conflictfreesourcing.org/conflict-minerals-reporting-template/

4. Additional Steps

Since the end of the 2013 conflict minerals reporting period, Riverbed has taken the following steps to mitigate the risk that the supply chain sourcing of minerals could benefit armed groups involved in the conflict in the DRC:

-Requested recommendations from independent subject matter experts, including consultants and outside counsel, regarding ways to improve the Process.

-Added specific conflict minerals compliance requirements to supply chain manufacturing contract language.

Riverbed has also publicly communicated its conflict minerals policy statement by posting it to the “Social Responsibility” section of Riverbed’s web site.3

[3]	Available at http://www.riverbed.com/about/social-responsibility/